SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934

                               CBES BANCORP, INC.
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                         (Title of Class of Securities)

                                    124794108
                                 (CUSIP Number)

      Scott M. Herpich, Lathrop & Gage L.C., 2345 Grand Blvd., Suite 2400,
                     Kansas City, MO 64108, (816) 460-5806
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                    12/27/00
            (Date of Event Which Requires Filing of This Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 5 pages)
--------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)   Name of Reporting Person

       Keith E. Doss

(2)   Check the Appropriate Box                 (a)   [ ]
      if a Member of a Group*                   (b)   [ ]

(3)   SEC Use Only

(4)   Source of funds
      PF**

(5)   Check Box if Disclosure of Legal
      Proceedings is Required Pursuant to
      Items 2(d) or 2(e)                        [ ]

(6)   Citizenship or Place of Organization
      United States

      Number of shares                          (7)   Sole Voting Power
      beneficially owned                              45,242
      by each reporting
      person with:                              (8)   Shared Voting Power
                                                      None

                                                (9)   Sole Dispositive Power
                                                      45,242

                                                (10)  Shared Dispositive Power
                                                      None

(11)  Aggregate Amount Beneficially Owned By Each Reporting Person
      45,242

(12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
      [ ]

(13)  Percent of Class Represented by Amount in  Row (11)
      5.2%

(14)  Type of Reporting Person*
      IN

 *    See Instructions before Filling Out!

** A portion of the funds used to acquire the shares were obtained from a personal line of credit. The line of credit is not secured by the shares, however.

Item 1.  Security and Issuer.

   This Schedule 13D relates to the common stock, par value $.01 per share (the "Securities"), of CBES Bancorp, Inc. a Delaware corporation (the "Company"), whose principal executive offices are located at 1001 N. Jesse James Road, Excelsior Springs, Missouri 64024.

Item 2.  Identity and Background.

   This report is filed by Keith E. Doss ("Mr. Doss"). Mr. Doss is a citizen of the United States whose business address is P.O. Box 137, Kearney, Missouri 64060. Mr. Doss is the President/Chief Executive Officer and a member of the board of directors of Kearney Trust Company, a Missouri bank, and President/Chief Executive Officer, a member of the board of directors and a principal shareholder of Trustco Bankshares, Inc., a Missouri bank holding company.

   During the past five years, Mr. Doss has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

   The total amount of funds used by Mr. Doss to acquire the 26,242 shares of the Securities reported in Item 5(c) was $261,527. The shares were acquired with the use of personal funds. A portion of the funds used to acquire the shares were obtained from a personal line of credit that Mr. Doss has with Firstar, N.A. The line of credit is not secured by the shares.

Item 4.  Purpose of Transaction.

   Mr. Doss has acquired the shares for investment purposes. Depending on the market price of the shares, Mr. Doss intends to acquire additional shares in the future. Although Mr. Doss does not currently have any plans to attempt to affect any change with respect to the Company, this may change in the future.

Item 5. Interest in the Securities of Issuer.

   (a) The  aggregate  number and  percentage  of the  Securities  to which this
Schedule 13D relates is 45,242 shares, representing 5.2% of the 869,864 outstanding shares.

   Mr. Doss is the direct beneficial owner of all of these shares of the Securities.

   (b) Mr. Doss has the direct power to vote and direct the disposition of the 45,242 shares held by him.

   (c) During the past sixty (60) days, the following purchases of shares of the Securities were made by Mr. Doss through a broker on the open market:

   Securities                                      Purchase Price Per Share
   Purchased                  Date                 (including commissions)
   ---------                  ----                 -----------------------

      142                  12/29/2000                    $ 9.63
      600                  12/28/2000                    $ 9.75
    2,000                  12/27/2000                    $ 9.75
      200                  12/26/2000                    $ 9.75
      200                  12/18/2000                    $ 9.75
      400                  12/15/2000                    $ 9.63
    1,400                  12/15/2000                    $ 9.75
      600                  12/14/2000                    $ 9.75
    2,000                  12/14/2000                    $10.00
    3,000                  12/14/2000                    $10.00
    2,000                  12/11/2000                    $10.00
      600                  12/08/2000                    $10.00
    1,000                  12/07/2000                    $10.00
    2,000                  11/28/2000                    $ 9.88
    1,000                  11/22/2000                    $ 9.63
      800                  11/21/2000                    $ 9.63
    1,200                  11/20/2000                    $ 9.63
      200                  11/16/2000                    $ 9.00
    2,000                  11/16/2000                    $ 9.50
      500                  11/15/2000                    $ 9.50
      600                  11/10/2000                    $ 9.75
    1,400                  11/09/2000                    $ 9.75
      700                  11/06/2000                    $ 9.50
      800                  11/03/2000                    $ 9.50
      400                  10/31/2000                    $ 9.00
      500                  10/27/2000                    $ 9.00

   (d) No other person is known to have the right to receive or the power to direct receipt of dividends from, or the proceeds from the sale of, the Securities other than the Reporting Persons identified herein.

   (e) Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

   Mr. Doss does not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to the Securities, including, but not limited to, transfer or voting of any such Securities, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Exhibits.

   None.

   SIGNATURES

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


/s/ Keith E. Doss                                         Date: January 3, 2001
    Keith E. Doss

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